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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

EPOCH HOLDING CORPORATION
(Name of Issuer)
Common Stock
(Title of Class of Securities)
29428R103
(CUSIP Number)
July 31, 2007
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 11 Pages

CUSIP No. 29428R103

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Keeley Asset Management Corp.; Tax I.D. No.: 36-3160361
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES	5	SOLE VOTING POWER 1,537,860
BENEFICIALLY OWNED	6	SHARED VOTING POWER 155,900
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 1,537,860
PERSON WITH:	8	SHARED DISPOSITIVE POWER 155,900

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,693,760(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.5%(1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	The percent ownership calculated is based upon an aggregate of 19,900,028 shares outstanding as of May 8, 2007.

Page 2 of 11 Pages

CUSIP No. 29428R103

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kamco Performance Limited Partnership; Tax I.D. No.: 36-3645043
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES	5	SOLE VOTING POWER 75,000
BENEFICIALLY OWNED	6	SHARED VOTING POWER -0-
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 75,000
PERSON WITH:	8	SHARED DISPOSITIVE POWER -0-

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,000(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%(1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	The percent ownership calculated is based upon an aggregate of 19,900,028 shares outstanding as of May 8, 2007.

Page 3 of 11 Pages

CUSIP No. 29428R103

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kamco Limited Partnership No. 1; Tax I.D. No.: 36-3528572
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES	5	SOLE VOTING POWER 47,000
BENEFICIALLY OWNED	6	SHARED VOTING POWER -0-
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 47,000
PERSON WITH:	8	SHARED DISPOSITIVE POWER -0-

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,000(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%(1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	The percent ownership calculated is based upon an aggregate of 19,900,028 shares outstanding as of May 8, 2007.

Page 4 of 11 Pages

CUSIP No. 29428R103

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John L. Keeley, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 400,000
BENEFICIALLY OWNED	6	SHARED VOTING POWER -0-
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 400,000
PERSON WITH:	8	SHARED DISPOSITIVE POWER -0-

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,000(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.0%(1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	The percent ownership calculated is based upon an aggregate of 19,900,028 shares outstanding as of May 8, 2007.

Page 5 of 11 Pages

CUSIP No. 29428R103

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Keeley Small Cap Value Fund, Inc.; Tax I.D. No.: 36-3872373
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED	6	SHARED VOTING POWER 998,000
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH:	8	SHARED DISPOSITIVE POWER 998,000

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 998,000(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%(1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

(1)	The percent ownership calculated is based upon an aggregate of 19,900,028 shares outstanding as of May 8, 2007.

Page 6 of 11 Pages

CUSIP No. 29428R103

        This Amendment No. 2 to the undersigned’s Schedule 13G, which was originally filed on February 14, 2006 and amended on February 13, 2007 (the “Schedule 13G”) with regard to Epoch Holding Corporation (the “Issuer”), is being filed to amend Items 2 and 4 of the Schedule 13G. Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13G.

Item 2(a).	Name of Person Filing:

The persons filing this Schedule 13G are:

(i)	Keeley Asset Management Corp.
(ii)	Kamco Performance Limited Partnership
(iii)	Kamco Limited Partnership No. 1
(iv)	John L. Keeley, Jr.
(v)	Keeley Small Cap Value Fund, Inc.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

(i)-(v)	401 South LaSalle Street Chicago, Illinois 60605

Item 2(c).	Citizenship:

(i)	Keeley Asset Management Corp. is an Illinois corporation.
(ii)	Kamco Performance Limited Partnership is an Illinois limited partnership.
(iii)	Kamco Limited Partnership No. 1 is an Illinois limited partnership.
(iv)	John L. Keeley, Jr. is a citizen of the United States.
(v)	Keeley Small Cap Value Fund, Inc. is a Maryland corporation.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

29428R103

Page 7 of 11 Pages

CUSIP No. 29428R103

Item 4.	Ownership

Keeley Asset Management Corp.
(a)	Amount Beneficially Owned: 1,693,760*
(b)	Percent of Class: 8.5%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: 1,537,860
(ii)	shared power to vote or to direct the vote: 155,900
(iii)	sole power to dispose or to direct the disposition of: 1,537,860
(iv)	shared power to dispose or to direct the disposition of: 155,900

Kamco Performance Limited Partnership
(a)	Amount Beneficially Owned: 75,000
(b)	Percent of Class: 0.4%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: 75,000
(ii)	shared power to vote or to direct the vote: -0-
(iii)	sole power to dispose or to direct the disposition of: 75,000
(iv)	shared power to dispose or to direct the disposition of: -0-

Kamco Limited Partnership No. 1
(a)	Amount Beneficially Owned: 47,000
(b)	Percent of Class: 0.2%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: 47,000
(ii)	shared power to vote or to direct the vote: -0-
(iii)	sole power to dispose or to direct the disposition of: 47,000
(iv)	shared power to dispose or to direct the disposition of: -0-

*	Keeley Asset Management Corp. and Keeley Small Cap Value Fund, Inc. share beneficial ownership over the same 998,000 shares.

Page 8 of 11 Pages

CUSIP No. 29428R103

John L. Keeley, Jr.
(a)	Amount Beneficially Owned: 400,000
(b)	Percent of Class: 2.0%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: 400,000
(ii)	shared power to vote or to direct the vote: -0-
(iii)	sole power to dispose or to direct the disposition of: 400,000
(iv)	shared power to dispose or to direct the disposition of: -0-

Keeley Small Cap Value Fund, Inc.
(a)	Amount Beneficially Owned: 998,000*
(b)	Percent of Class: 5.0%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: -0-
(ii)	shared power to vote or to direct the vote: 998,000
(iii)	sole power to dispose or to direct the disposition of: -0-
(iv)	shared power to dispose or to direct the disposition of: 998,000

*	Keeley Asset Management Corp. and Keeley Small Cap Value Fund, Inc. share beneficial ownership over the same 998,000 shares.

Exhibits.

1.	Agreement to file Schedule 13G jointly.

Page 9 of 11 Pages

CUSIP No. 29428R103

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 3, 2007

KEELEY ASSET MANAGEMENT CORP.
/s/ John L. Keeley, Jr.
John L. Keeley, Jr., President
KAMCO PERFORMANCE LIMITED PARTNERSHIP
/s/ John L. Keeley, Jr.
John L. Keeley, Jr., General Partner
KAMCO LIMITED PARTNERSHIP NO. 1
/s/ John L. Keeley, Jr.
John L. Keeley, Jr., General Partner
/s/ John L. Keeley, Jr.
John L. Keeley, Jr.
KEELEY SMALL CAP VALUE FUND, INC.
/s/ John L. Keeley, Jr.
John L. Keeley, Jr., President

Page 10 of 11 Pages

EXHIBIT 1

        AGREEMENT dated as of August 3, 2007 by and among Keeley Asset Management Corp., an Illinois corporation, Kamco Performance Limited Partnership, an Illinois limited partnership, Kamco Limited Partnership No. 1, an Illinois limited partnership, John L. Keeley, Jr., and Keeley Small Cap Value Fund, Inc., a Maryland corporation.

        WHEREAS, in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 (the “Act”), only one such statement need be filed whenever two or more persons are required to file a statement pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement is filed on behalf of each of them.

        NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

        Keeley Asset Management Corp., Kamco Performance Limited Partnership, Kamco Limited Partnership No. 1, John L. Keeley, Jr. and Keeley Small Cap Value Fund, Inc. hereby agree, in accordance with Rule 13d-1(k) under the Act, to file one Statement on Schedule 13G relating to their ownership of the Common Stock of Epoch Holding Corporation, and hereby further agree that said Statement shall be filed on behalf of Keeley Asset Management Corp., Kamco Performance Limited Partnership, Kamco Limited Partnership No. 1, John L. Keeley, Jr. and Keeley Small Cap Value Fund, Inc. Nothing herein shall be deemed to be an admission that the parties hereto, or any of them, are members of a “group” (within the meaning of Section 13(d) of the Act and the rules promulgated thereunder) with respect to any securities of Epoch Holding Corporation.

        IN WITNESS WHEREOF, the parties have executed this agreement as of the date first written above.

KEELEY ASSET MANAGEMENT CORP.
/s/ John L. Keeley, Jr.
John L. Keeley, Jr., President
KAMCO PERFORMANCE LIMITED PARTNERSHIP
/s/ John L. Keeley, Jr.
John L. Keeley, Jr., General Partner
KAMCO LIMITED PARTNERSHIP NO. 1
/s/ John L. Keeley, Jr.
John L. Keeley, Jr., General Partner
/s/ John L. Keeley, Jr.
John L. Keeley, Jr.
KEELEY SMALL CAP VALUE FUND, INC.
/s/ John L. Keeley, Jr.
John L. Keeley, Jr., President

Page 11 of 11 Pages